SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   Form 6-K

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of October, 2000

                     CIBA SPECIALTY CHEMICALS HOLDING INC.

            (Exact name of Registrant as specified in its charter)

                              Klybeckstrasse 141
                                  4002 Basel
                                  Switzerland

                   (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

    Form 20-F  x                                          Form 40-F


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

       Yes                                                    No   x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))


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                     CIBA SPECIALTY CHEMICALS HOLDING INC.

On October 31, 2000, Ciba Specialty Chemicals Holding Inc., a stock corporation, announced that it has appointed Dr. Armin Meyer, currently Vice Chairman of the Board, as the new CEO and Chairman of the Company. Dr. Armin Meyer will replace Dr. Rolf A. Meyer, who is stepping down as CEO and Chairman on November 16, 2000, and will also leave the Board of Directors as of that date. A copy of this press release is attached hereto as exhibit 99.1 and incorporated by reference herein. A biography of Dr. Armin Meyer is attached hereto as exhibit 99.2 and incorporated by reference herein.


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                                                                             3

                                 EXHIBIT INDEX

                                                               Sequential
     Exhibit        Description                                Page Number

       99.1         News release dated October 31, 2000,            5
                    of Ciba Specialty Chemicals Holding
                    Inc. announcing that it has
                    appointed Dr. Armin Meyer, currently
                    Vice Chairman of the Board, as the
                    new CEO and Chairman of the Company.

       99.2         Biography of Dr. Armin Meyer.                   7


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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 31, 2000                      CIBA SPECIALTY CHEMICALS
                                             HOLDING INC.,


                                             by /s/ Oliver Strub
                                                ------------------------
                                                Oliver Strub
                                                Corporate Counsel

                                             by /s/ Peter Sidler
                                                ------------------------
                                                Peter Sidler
                                                Senior Tax and Corporate
                                                Counsel